September 25, 2018

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Caleb French

Re:	MoSys, Inc. Form S-1 File No. 333-225193

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MoSys, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Daylight Time, on Thursday, September 27, 2018, or as soon as thereafter as practicable.

Very Truly Yours,

MoSys, Inc.

By:	/s/ James W. Sullivan
	Name:	James W. Sullivan
	Title:	Vice President of Finance and
Chief Financial Officer

MoSys, Inc. 2309 Bering Drive, San Jose, CA 95054 Tel: 408.418.7500 www.mosys.com